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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                Washington, D.C. 20549
--------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    LONGER SUBJECT TO
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940
    INSTRUCTION 1(b).
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
Grossman         Michael                         Mack-Cali Realty Corporation (CLI)            ----                 ----
---------------------------------------------------------------------------------------------    X  Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below)
c/o Mack-Cali Realty Corporation                Person (Voluntary)         06/02                  Executive Vice President
11 Commerce Drive
--------------------------------------------                            ------------------------------------------------------------
                  (Street)                                              5. If Amendment,      7. Individual or Joint/Group Filing
                                                                           Date of Original       (Check Applicable Line)
                                                                           (Month/Year)       X  Form filed by One Reporting Person
                                                                                             ----
                                                                                                 Form filed by More than One
Cranford, New Jersey 07016                                                                   ----Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                     (Month/      (Instr. 8)                                  Owned at         Direct      Bene-
                                      Day/                                                    End of           (D) or      ficial
                                      Year)    -------------------------------------------    Month            Indirect    Owner-
                                                Code    V       Amount    (A) or  Price       (Instr. 3        (I)         ship
                                                                          (D)                 and 4)           (Instr. 4) (Instr. 4)
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Common Stock                          6/24/02   M(1)               250       A    $30.75                           D
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Common Stock                          6/24/02   M(1)               250       A    $24.625                          D
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Common Stock                          6/24/02   M(1)             1,500       A    $26.75                           D
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Common Stock                          6/24/02   M(1)             5,000       A    $33.00                           D
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Common Stock                          6/24/02   S(1)             2,000       D    $34.61                           D
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Common Stock                          6/24/02   S(1)             3,000       D    $34.5033                         D
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Common Stock                          6/25/02   S(1)             2,000       D    $34.93      30,519               D
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* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                           (Print or Type Responses)

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

                                                                                                             Page 3 of 3

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                             ----------------------------------------------------------
                                                              Code    V        (A)        (D)        Date      Expira-
                                                                                                     Exer-     tion
                                                                                                     cisable   Date

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Employee Stock Option (Right to Buy)   $30.75       6/24/02   M(1)                          250      (2)       5/15/07
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Employee Stock Option (Right to Buy)   $24.625      6/24/02   M(1)                          250      (3)       12/3/09
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Employee Stock Option (Right to Buy)   $26.75       6/24/02   M(1)                        1,500      (4)       9/11/10
------------------------------------------------------------------------------------------------------------------------
Common Stock Warrant (Right to Buy)    $33.00       6/24/02   M(1)                        5,000      (5)       1/31/07
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
       -----------------------                    at End         (D) or
       Title         Amount or                    of             Indi-
                     Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock            250                           750        D
------------------------------------------------------------------------------------------
Common Stock            250                         2,750        D
------------------------------------------------------------------------------------------
Common Stock          1,500                        22,500        D
------------------------------------------------------------------------------------------
Common Stock          5,000                        15,000        D
------------------------------------------------------------------------------------------

Explanation of Responses:
(1) The reporting person obtained and sold the Common Stock as a result of the cashless exercise of Employee Stock Options.
(2) On May 15, 1997, the reporting person was granted an option to purchase 5,000 shares of Common Stock. The options vest in five equal annual installments beginning
    December 31, 1997.
(3) On December 3, 1999, the reporting person was granted an option to purchase 5,000 shares of Common Stock. The options vest in five equal annual installments beginning
    December 31, 1999.
(4) On September 11, 2000, the reporting person was granted an option to purchase 30,000 shares of Common Stock. The options vest in five equal annual installments beginning
    December 31, 2000.
(5) On January 31, 1997, the reporting person was granted 20,000 warrants to purchase shares of Common Stock. The warrants vest in three equal annual installments beginning
    January 31, 1998.


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


                      /s/ Michael Grossman                  7/3/02
                     -----------------------------------  -----------
                       **Signature of Reporting Person       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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